UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation

File No. 001-15829 - CF#31923

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FedEx Corporation   submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 18, 2014.

Based on representations by FedEx Corporation   that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Period
Exhibit 10.2	through May 31, 2020
Exhibit 10.3	through September 30, 2020
Exhibit 10.4	through September 30, 2020
Exhibit 10.5	through September 30, 2020
Exhibit 10.6	through September 30, 2020
Exhibit 10.7	through September 30, 2020
Exhibit 10.8	through September 30, 2020
Exhibit 10.9	through September 30, 2020
Exhibit 10.10	through September 30, 2020
Exhibit 10.11	through September 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary